UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

FINNANCIAL INSTITUTIONS, INC.
(Name of Issuer)

ORDINARY (COMMON) SHARES
(Title of Class of Securities)

317585404
(CUSIP Number)

February 15, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

1. Names of Reporting Persons: The Canandaigua National Bank and Trust Company
I.R.S. Identification Nos. of above persons (entities only). 16-0373410

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
___________________________________________________________________________________________

3. SEC Use Only
___________________________________________________________________________________________

4. Citizenship or Place of Organization USA
Number of 5. Sole Voting Power - 905,550
Shares
Beneficially 6. Shared Voting Power - None.
Owned by
Each Reporting 7. Sole Dispositive Power - 821,175
Person With:
8. Shared Dispositive Power-413,579.

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,403,995

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

11. Percent of Class Represented by Amount in Row (9): 12.38%

12. Type of Reporting Person (See Instructions): BK

Item 1.

(a) The Canandaigua National Bank and Trust Company
(b) 72 South Main Street, Canandaigua, NY 14424

Item 2.

(a) Steven H. Swartout

(b) 72 South Main Street, Canandaigua, NY 14424

(c) USA

(d) Common Shares

(e) CUSIP Number: N/A

Item 3. If this statement is filed pursuant to Code Section Code Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[ ]Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)[X]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)[ ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)[ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)[ ]An investment adviser in accordance with Code Section 240.13d-1(b)(1)(ii)(E);

(f)[ ]An employee benefit plan or endowment fund in accordance with Code Section 240.13d-1(b)(1)(ii)(F);

(g)[ ]A parent holding company or control person in accordance with Code Section 240.13d-1(b)(1)(ii)(G);

(h)[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)[ ]Group, in accordance with Code Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,403,995 common shares

(b) Percent of class: 12.38%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 905,550.

(ii) Shared power to vote or to direct the vote: 0.

(iii) Sole power to dispose or to direct the disposition of: 821,175.

(iv) Shared power to dispose or to direct the disposition of: 413,579.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2007

/s/ Steven H. Swartout
Steven H. Swartout